Jardines

Jardine Matheson Limited
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gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

6th March 2002

02015971

02 MAR 19 AM 8:52

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

We attach for your information copies of two notifications both dated 6th March 2002 in respect of DFIH which were lodged with the UK Listing Authority (the "UKLA") today.

In accordance with the requirements under the listing rules of the UKLA, we have notified the UKLA today on behalf of DFIH of the following Directors' share transactions:-

Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share US$
R J Floto	Grant of Options	DFIH	06/03/2002	+500,000 (options)	0.7005
Howard Mowlem	Grant of Options	DFIH	06/03/2002	+550,000 (options)	0.7005

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

F:\WIN\Dairy Farm\Ltr-Memo\03-2002.doc

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Additional Listing
Released	09:50 6 Mar 2002
RNS Number	4839S

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

ALLOTMENT OF SHARES

On 6th March 2002, Dairy Farm International Holdings Limited has allotted a total of 1,600,000 new ordinary shares at a price of US$0.7005 per share pursuant to The Dairy Farm Employee Share Purchase Trust (1995).

The shares will be registered in the name of the Scheme Trustee, The Verandah Trust Company Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

6th March 2002

www.jardines.com

END

RNS Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	09:58 6 Mar 2002
RNS Number	4850S

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER

On 6th March 2002, the interest of The Verandah Trust Company Limited, the trustee of DFIH's senior executive share incentive schemes, increased to 52,773,137 shares of DFIH, representing 3.09% of the issued share capital of DFIH, following an allotment of option shares. This interest is now discloseable as a substantial shareholder.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

6th March 2002

www.jardines.com

END